Exhibit 21.1
     The following table sets forth the name and jurisdiction of incorporation/charter of the Company’s subsidiaries as of December 31, 2007. Inactive subsidiaries are not listed. All of the subsidiaries are 100% owned except as noted.

Jurisdiction of
Name of Subsidiary	Incorporation/Charter
Wauwatosa Savings Bank (1)	Wisconsin
Wauwatosa Investments, Inc. (2)	Nevada
Waterstone Mortgage Corporation (2)	Wisconsin

(1)	Direct subsidiary of Wauwatosa Holdings, Inc.

(2)	Direct subsidiary of Wauwatosa Savings Bank.